Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on form S-8
(Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542 , 333-211926 and 333-218064) and
Registration Statement No. 333-220478 on Form F-10 of Golden Star Resources Ltd. (Golden Star) of our
report dated February 19, 2019 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Golden Star as at December 31, 2018, appearing in this Form 6-
K of Golden Star.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2019